UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File No. 001-39000

Vista Energy, S.A.B. de C.V.

(Exact Name of the Registrant as Specified in the Charter)

N.A.

(Translation of Registrant’s Name into English)

Pedregal 24, Floor 4,

Colonia Molino del Rey, Alcaldía Miguel Hidalgo,

Mexico City, 11040

Mexico

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Mexico City, Mexico, September 3, 2024

On August 30, 2024, Vista Energy, S.A.B. de C.V. (“Vista”) (NYSE: VIST in the New York Stock Exchange; BMV: VISTA in the Mexican Stock Exchange) repurchased 40,000 Series A shares of Vista, at a price of Mexican Pesos $1,022.75 per Series A share. These repurchases were made in furtherance of the approval granted at the general ordinary shareholders’ meeting held on August 6, 2024. The total amount of these Series A shares repurchases, excluding fees and value-added tax, was of approximately Mexican Pesos $40,910,000. After giving effect to such repurchases, there were 95,280,885 Series A shares outstanding, and 3,500,141 Series A shares were held in Treasury derived from repurchases carried out by the Company. Vista engaged Citibanamex Casa de Bolsa, S.A. de C.V., Casa de Bolsa Integrante del Grupo Financiero Citibanamex to execute these Series A shares repurchases.

Enquiries:

Investor Relations:

ir@vistaenergy.com

Argentina: +54 11 3754 8500

Mexico: +52 55 8647 0128

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 3, 2024

VISTA ENERGY, S.A.B. DE C.V.

By:	/s/ Alejandro Cherñacov
Name:	Alejandro Cherñacov
Title:	Strategic Planning and Investor Relations Officer